

oerlikon

Media release

06016911

Change of name completed

OC Oerlikon Corporation AG, Pfäffikon, has been entered in the commercial register

Unaxis Holding Inc.

Pfäffikon SZ, September 13, 2006 – Today, the change of name from Unaxis to OC Oerlikon Corporation AG, Pfäffikon, approved by the Ordinary General Meeting of May 23, 2006, was entered in the journal of the Office of the Commercial Register of Schwyz. The global change of the Group's name will therefore be completed successfully in September as planned. On the occasion of its centenary, the Group is thus reverting to its original name. As a consequence of the change of name, the stock exchange symbol on the Swiss Exchange SWX will be changed from UNAX to OERL.

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com